SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Sanchez Production Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, Jr.

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 79971C201

1	Names of Reporting Persons Antonio R. Sanchez, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 61,431

	8	Shared Voting Power: 113,728

	9	Sole Dispositive Power: 61,431

	10	Shared Dispositive Power: 113,728

11	Aggregate Amount Beneficially Owned by Each Reporting Person 175,159

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4% (1)

14	Type of Reporting Person (See Instructions) IN

(1)  Calculated based on 3,244,298 shares outstanding as of November 13, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 13, 2015 pursuant to Rule 424(b)(5), and adjusted for the December 1, 2015 grant of restricted Common Units pursuant to the Sanchez Production Partners LP Long-Term Incentive Plan (the “Plan”) to the Reporting Person and to the other recipients reported on the Issuer’s Current Report on Form 8-K filed on December 3, 2015.

Item 1. Security and Issuer.

This Schedule 13D is being filed by Antonio R. Sanchez, Jr. (the “Reporting Person”), pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”) of Sanchez Production Partners LP (the “Issuer”), whose principal executive offices are located at 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background.

(a)                                 This Schedule 13D relates to the Common Units of the Issuer held by the Reporting Person.

(b)                                 The address of the principal office for the Reporting Person is at 1000 Main Street, Suite 3000, Houston, Texas 77002.

(c)                                  The Reporting Person is the co-founder, Chief Executive Officer and Chairman of the Board of Directors for Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”), which is in the business of managing oil and natural gas properties on behalf of its affiliates.

(d) and (e)                                        The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 1, 2015, pursuant to the Plan and an Award Agreement Relating to Restricted Units (the “Award Agreement”), the Issuer granted a restricted unit award of 33,703 Common Units (the “Awarded Shares”) to the Reporting Person. Unless otherwise accelerated by the administrator of the Plan and subject to certain other conditions such as continued service by such Reporting Persons, the Awarded Shares will vest pro-rata over a three-year period. Except in connection with a change in control (as defined in the Plan) or in the discretion of the board of directors of the general partner (the “General Partner”) of the Issuer, any unvested restricted units will be forfeited upon such time as the grantee is no longer an officer, employee, consultant or director of the Issuer, the General Partner, any of their affiliates or any other person performing bona fide services for the Issuer and its subsidiaries.

The description contained in this Item 3 of the Awarded Shares and the Plan is qualified in its entirety by reference to the foregoing. The Plan is filed as Exhibit A to this Schedule 13D and is incorporated in this Item 3 by reference. A form of the Award Agreement is filed as Exhibit B to this Schedule 13D and is incorporated in this Item 3 by reference.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Person may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                 None.

(b)                                 None.

(c)                                  None.

(d)                                 Gerald F. Willinger, after serving as the Issuer’s Interim Chief Executive Officer since April 1, 2015, has been appointed as the Chief Executive Officer of the General Partner by its board of directors to occupy such office until his successor shall be duly elected and qualified or until his earlier death, resignation, retirement or removal from office. The Reporting Person is an indirect equity holder of the General Partner.

(e)                                  None.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to sell or dispose the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such Common Units, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters. In addition, the Reporting Person may from time to time hold discussions with or make proposals to management of the Issuer, the board of directors of the Issuer, to other unitholders of the Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that the Reporting Person will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

(a) and (b)                                       The information set forth on the cover pages and in Item 3 of this Schedule 13D is incorporated into this Item 5 by Reference. The Reporting Person is the sole record owner of 61,431 Common Units of the Issuer.

SOG is the sole record owner of 35,320 Common Units, or 1.1% of a total of 3,244,298 Common Units issued and outstanding. SOG is managed by the Reporting Person and other members of the Sanchez family, including Antonio R. Sanchez, III. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by SOG with Antonio R. Sanchez, III. The Reporting Person disclaims beneficial ownership of the Common Units held by SOG except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by SOG for purposes of Section 16 or for any other purpose.

1988 Trust #11 (“Trust 11”) is the sole record owner of 19,602 Common Units, or 0.6% of a total of 3,244,298 Common Units issued and outstanding. The Reporting Person is a co-trustee of Trust 11. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by Trust 11 with the co-trustee and beneficiary named below.

1988 Trust #12 (“Trust 12”) is the sole record owner of 19,602 Common Units, or 0.6% of a total of 3,244,298 Common Units issued and outstanding. The Reporting Person is a co-trustee of Trust 12. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by Trust 12 with the co-trustee and beneficiary named below.

1988 Trust #13 (“Trust 13”) is the sole record owner of 19,602 Common Units, or 0.6% of a total of 3,244,298 Common Units issued and outstanding. The Reporting Person is a co-trustee of Trust 13. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by Trust 13 with the co-trustee and beneficiary named below.

1988 Trust #13 (“Trust 14”, and together with Trust 11, Trust 12 and Trust 13, the “Trusts”) is the sole record owner of 19,602 Common Units, or 0.6% of a total of 3,244,298 Common Units issued and outstanding. The Reporting Person is a co-trustee of Trust 14. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by Trust 14 with the co-trustee and beneficiary named below.

The Reporting Person disclaims beneficial ownership of the Common Units held by the Trusts except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by the Trusts for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III is a co-trustee, along with the Reporting Person, and beneficiary of Trust 11, and is the Chief Executive Officer of Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”), an oil and gas exploration and production company; Ana Lee S. Jacobs is a co-trustee, along with the Reporting Person, and beneficiary of Trust 12, and is the Executive Vice President of SOG; Eduardo A. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of Trust 13, and is the President of Sanchez Energy.  Patricio D. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of Trust 14, and is the Chief Operating Officer of the Issuer.  The address of SOG, Sanchez Energy and the Issuer is 1000 Main Street, Suite 3000, Houston, Texas 77002. The co-trustees named above are each citizens of the United States of America and each has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)                                  On December 1, 2015, Antonio R. Sanchez, III, Patricio D. Sanchez and Eduardo A. Sanchez were each granted sole record ownership of 33,703 Common Units pursuant to the Plan and an Award Agreement.  Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Person or to the co-trustees of the Trusts.

(d)                                 Except as set forth in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Units beneficially owned by the Reporting Person or the co-trustees of the Trustees named above.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 is incorporated into this Item 6 by reference.

The Reporting Person received the Awarded Shares pursuant to a restricted unit award between the Issuer and the Reporting Person. The Reporting Person generally has the same rights and privileges as a holder of Common Units with respect to the restricted unit awards, including the right to vote and receive dividends.

Item 7. Material to Be Filed as Exhibits.

Exhibit A

Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit C to the Registration Statement on Form S-4 filed by Constellation Energy Partners LLC on January 26, 2015, File No. 333-198440).

Exhibit B	Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on December 3, 2015, File No. 001-33147).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2015

/s/ A. R. Sanchez, Jr.
A. R. Sanchez, Jr.